SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[4] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2003.

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ____________ to ______________.

Commission file number 1-416

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LANDS' END, INC. RETIREMENT PLAN
LANDS' END LANE
DODGEVILLE, WI 53595

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEARS, ROEBUCK AND CO.
3333 BEVERLY ROAD
HOFFMAN ESTATES, IL 60179

McGladrey & Pullen

Certified Public Accountants

Lands' End, Inc. Retirement Plan

Financial Report
12.31.2003

Contents

McGladrey & Pullen

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee
Lands' End, Inc. Retirement Plan
Dodgeville, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Lands' End, Inc. Retirement Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Lands' End, Inc. Retirement Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Madison, Wisconsin
May 26, 2004

Lands' End, Inc. Retirement Plan

Statement of Net Assets Available for Benefits
December 31, 2003

Assets	Fixed Income Fund	Sears Stock Fund	Equity Funds	Common/ Collective Trust Funds	Participants Loan Fund	Total
Investments, at fair value						
American Express Trust U.S. Government Securities Fund II	$ -	$ -	$ -	$ 11,487,789	$ -	$ 11,487,789
AXP Short Duration U.S. Government Fund	25,570,352	-	-	-	-	25,570,352
American Express Core Balanced Fund II	-	-	-	26,927,186	-	26,927,186
American Express Trust Equity Index Fund I	-	-	-	16,273,662	-	16,273,662
American Express Trust Small Cap Equity Index Fund II	-	-	-	5,873,382	-	5,873,382
AXP New Dimensions "Y" Fund, Inc.	-	-	71,752,599	-	-	71,752,599
Templeton Foreign Fund I	-	-	7,740,584	-	-	7,740,584
Dodge & Cox Stock Fund	-	-	5,241,011	-	-	5,241,011
William Blair Small Cap Growth Fund	-	-	3,678,675	-	-	3,678,675
Sears Stock Fund	-	343,181	-	-	-	343,181
Total investments	25,570,352	343,181	88,412,869	60,562,019	-	174,888,421
Loans to Participants	-	-	-	-	2,714,592	2,714,592
Employer Contribution Receivable	-	54,014	2,340,316	3,166,007	-	5,560,337
Total assets	25,570,352	397,195	90,753,185	63,728,026	2,714,592	183,163,350
Liabilities	-	-	-	-	-	-
Net Assets	$ 25,570,352	$ 397,195	$ 90,753,185	$ 63,728,026	$ 2,714,592	$ 183,163,350

Lands' End, Inc. Retirement Plan

Statement of Net Assets Available for Benefits
December 31, 2002

Assets	Fixed Income Fund	Sears Stock Fund	Equity Funds	Common/ Collective Trust Funds	Participants Loan Fund	Total
Investments, at fair value						
American Express Trust U.S. Government Securities Fund II	$ -	$ -	$ -	$ 10,792,328	$ -	$ 10,792,328
AXP Short Duration U.S. Government Fund	22,698,140	-	-	-	-	22,698,140
American Express Core Balanced Fund II	-	-	-	20,381,308	-	20,381,308
American Express Trust Equity Index Fund I	-	-	-	10,626,845	-	10,626,845
American Express Trust Small Cap Equity Index Fund II	-	-	-	2,997,511	-	2,997,511
AXP New Dimensions "Y" Fund, Inc.	-	-	54,899,124	-	-	54,899,124
Templeton Foreign Fund I	-	-	4,826,803	-	-	4,826,803
Sears Stock Fund	-	-	-	-	-	-
Total investments	22,698,140	-	59,725,927	44,797,992	-	127,222,059
Loans to Participants	-	-	-	-	2,323,336	2,323,336
Employee Contribution Receivable	23,799	310	80,834	78,314	-	183,257
Employer Contribution Receivable	2,915,641	67,885	4,501,972	4,489,882	-	11,975,380
Total assets	25,637,580	68,195	64,308,733	49,366,188	2,323,336	141,704,032
Liabilities	-	-	-	-	-	-
Net Assets	$ 25,637,580	$ 68,195	$ 64,308,733	$ 49,366,188	$ 2,323,336	$ 141,704,032

Lands' End, Inc. Retirement Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2003

	Fixed Income Fund	Sears Stock Fund	Equity Funds	Common/ Collective Trust Funds	Participants Loan Fund	Total
Earnings on Investments						
Interest and dividend income	$ 647,496	$ 4,581	$ 659,353	$ 160,019	$ -	$ 1,471,449
Net appreciation (depreciation) in fair value of investments	(311,306)	147,528	16,484,804	9,616,194	-	25,937,220
Total investment income	336,190	152,109	17,144,157	9,776,213	-	27,408,669
Contributions						
Employer:						
Matching	488,734	33,482	1,619,888	1,554,455	-	3,696,559
Profit sharing	-	54,014	2,340,316	3,168,007	-	5,562,337
Participants	1,334,219	109,584	4,423,336	4,341,396	-	10,208,535
Rollovers	41,796	-	102,691	195,354	-	339,841
Total contributions	1,864,749	197,080	8,486,231	9,259,212	-	19,807,272
Total additions	2,200,939	349,189	25,630,388	19,035,425	-	47,215,941
Benefits	(1,115,271)	(2,854)	(2,353,771)	(2,200,208)	(84,519)	(5,756,623)
Interfund Transfers	(1,040,111)	(24,839)	3,350,252	(2,285,302)	-	-
Loans Issued to Participants	(265,528)	(2,970)	(681,060)	(608,004)	1,557,562	-
Loans Principal Repayments	152,743	10,474	498,643	419,927	(1,081,787)	-
Increase (decrease) in net assets	(67,228)	329,000	26,444,452	14,361,838	391,256	41,459,318
Net Assets:						
Beginning	25,637,580	68,195	64,308,733	49,366,188	2,323,336	141,704,032
Ending	$ 25,570,352	$ 397,195	$ 90,753,185	$ 63,728,026	$ 2,714,592	$ 183,163,350

See Notes to Financial Statements.

Lands' End, Inc. Retirement Plan

Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2002

	Fixed Income Fund	Sears Stock Fund	Lands' End, Inc. Stock Fund	Equity Funds	Common/ Collective Trust Funds	Participants Loan Fund	Total
Earnings on Investments							
Interest and dividend income	$ 748,285	$ -	$ 3,190	$ 330,124	$ 175,706	$ -	$ 1,257,305
Net appreciation (depreciation) in fair value of investments	450,824	-	850,797	(15,952,351)	(6,367,245)	-	(21,017,975)
Total investment income (loss)	1,199,109	-	853,987	(15,622,227)	(6,191,539)	-	(19,760,670)
Contributions							
Employer:							
Matching	432,713	81	62,255	1,705,250	1,492,830	-	3,693,129
Profit sharing	2,907,730	67,804	-	4,474,951	4,464,549	-	11,915,034
Participants	1,180,048	310	189,292	4,809,056	4,251,116	-	10,429,822
Rollovers	37,449	-	-	100,951	155,730	-	294,130
Total contributions	4,557,940	68,195	251,547	11,090,208	10,364,225	-	26,332,115
Total additions (deductions)	5,757,049	68,195	1,105,534	(4,532,019)	4,172,686	-	6,571,445
Benefits	(1,162,201)	-	(96,820)	(3,274,713)	(1,958,832)	(168,611)	(6,661,177)
Interfund Transfers	2,920,129	-	(4,491,001)	(3,341,533)	4,912,405	-	-
Loans Issued to Participants	(147,344)	-	(40,559)	(480,994)	(389,137)	1,058,034	-
Loans Principal Repayments	144,454	-	16,662	503,154	356,832	(1,021,102)	-
Increase (decrease) in net assets	7,512,087	68,195	(3,506,184)	(11,126,105)	7,093,954	(131,679)	(89,732)
Net Assets:							
Beginning	18,125,493	-	3,506,184	75,434,838	42,272,234	2,455,015	141,793,764
Ending	$ 25,637,580	$ 68,195	$ -	$ 64,308,733	$ 49,366,188	$ 2,323,336	$ 141,704,032

See Notes to Financial Statements.

Note 1. Description of Plan

The following description of the Lands' End, Inc. Retirement Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering substantially all employees of Lands' End, Inc. (the Company) who are at least 19 years of age as of the end of the plan year and have completed both six months and 1,000 hours of eligible service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In June 2002, the Company became a wholly owned subsidiary of Sears, Roebuck, and Co.

Contributions: Prior to September 1, 2002, participants were able to contribute up to 17 percent of pretax annual compensation, as defined in the Plan. Effective September 1, 2002, participants are able to contribute up to 50 percent of pretax annual compensation, as defined in the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company contributes up to 50 percent of the first 6 percent of eligible compensation that a participant contributes to the Plan. Additional profit sharing contributions may be contributed at the discretion of the Sears' Board of Directors and are allocated to each participant's account based on his or her eligible compensation level (subject to certain Internal Revenue Service (IRS) limits) in relation to all participants' compensation.

Investment Options: Descriptions of the investment options offered by the Plan are as follows:

American Express Trust U.S. Government Securities Fund II: This common/collective trust fund normally is invested in U.S. government and government agency securities and seeks to provide maximum current income, with the goal of conserving capital and maintaining liquidity.

AXP Short Duration U.S. Government Fund: This fund is normally invested in U.S. government and government agency securities and seeks to provide a high level of current income and safety of principal.

American Express Core Balanced Fund II: This fund invests in portfolios consisting of equity and fixed income securities through investment in American Express Equity Index Base Fund (60 percent) and American Express Trust Bond Fund (40 percent).

American Express Trust Equity Index Fund I: This collective fund invests primarily in common stocks of the Standard & Poor's (S&P) 500 Stock Index to achieve a rate of return as close as possible to the S&P 500 Index.

American Express Trust Small Cap Equity Index Fund II: This common/collective trust fund invests in the Pyramid Russell 2000 Index Fund which primarily invests in some or all of the securities within the Pyramid Russell 2000 Index, an unmanaged index.

AXP New Dimensions"Y"Fund, Inc.: This fund normally invests in medium- to large-size capitalization growth stocks to provide long-term growth of capital.

Templeton Foreign Fund I: This fund seeks long-term capital growth through a flexible policy of investing primarily in stocks of companies outside of the United States.

Note 1. Description of Plan (Continued)

Dodge & Cox Stock Fund: This fund invests primarily in a broadly diversified and carefully selected portfolio of common stocks. The Fund invests at least 80 percent of its total assets in common stocks.

William Blair Small Cap Growth Fund: This fund invests primarily in common stocks of small, emerging, rapid growth domestic companies that are of high quality.

Sears Stock Fund: This pooled fund normally is invested in common stock of Sears, Inc. Generally, shares shall be acquired by the trustee on the open market. Except with respect to shares purchased on the open market, no purchase shall be made in excess of the closing price on the New York Stock Exchange on the business day such shares were last traded. As a pooled fund, the limit value of shares in the fund are never equal to the price of a share of the Company stock in the Stock Market.

Participant Accounts: Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and (c) charged with an allocation of investment management fees. Allocations are based on participant's earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting: Participants are vested immediately in their contributions, employer contributions, and actual earnings thereon.

Participant Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount of equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant's account and bear interest at rates ranging from 5 percent to 10.5 percent which are commensurate with local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits: On termination of service, a participant will receive a lump sum distribution equal to the value of the participant's vested interest in his or her account.

Note 2. Summary of Significant Accounting Policies

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition: The Plan's investments are stated at fair market value as determined by the trustee by reference to published market data. Investments in the common/collective trust, fixed income, and common stock funds are valued at the purchase or redemption price of the shares of participation as determined by the trust sponsor. Participant loans are valued at their outstanding balances which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Note 2. Summary of Significant Accounting Policies (Continued)

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Payment of Benefits: Benefits are recorded when paid. Net assets available for benefits includes benefits of approximately $5,000 and $246,000 due to participants who have withdrawn from participation in the Plan as of December 31, 2003 and 2002, respectively.

Administrative Expenses: All administrative expenses for the Plan are paid by the Company, except certain mutual fund expenses that are netted against participants' investment yield.

Reclassification: Certain investments on the statement of net assets and certain investment earnings on the statement of changes in net assets have been reclassified for the year ended December 31, 2002, with no effect on net assets.

Note 3. Investments

The following table presents investments that represent 5 percent or more of the Plan's net assets:

	December 31, 2003	December 31, 2002
American Express Trust U.S. Government Securities Fund II	$ 11,487,789	$ 10,792,328
AXP Short Duration U.S. Government Fund	25,570,352	22,698,140
American Express Core Balanced Fund II	26,927,186	20,381,308
American Express Trust Equity Index Fund I	16,273,662	10,626,845
AXP New Dimensions "Y" Fund, Inc.	71,752,599	54,899,124

Note 4. Related-Party Transactions

Certain plan investments are shares of fixed income equity and common/collective trust funds managed by American Express Trust Company. American Express Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Also, the Plan invested in Sears, Roebuck & Co. Stock.

Note 5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Note 6. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 16, 1994 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Lands' End, Inc. Retirement Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Year Ended December 31, 2003

		Current Value
Fixed income fund:		
AXP Short Duration U.S. Government Fund *	$	25,570,352
Common stock:		
Sears Stock Fund		343,181
Equity funds:		
AXP New Dimensions "Y" Fund, Inc. *		71,752,599
Templeton Foreign Fund I		7,740,584
Dodge & Cox Stock Fund		5,241,011
William Blair Small Cap Growth Fund		3,678,675
		88,412,869
Common/collective trust funds:		
American Express Trust U.S. Government Securities Fund II *		11,487,789
American Express Core Balanced Fund II *		26,927,186
American Express Trust Equity Index Fund I *		16,273,662
American Express Trust Small Cap Equity Index Fund II *		5,873,382
		60,562,019
Total investments	$	174,888,421
Loans to participants, with rates ranging from 5 to 10.5 percent, maturing through 2013*	$	2,714,592

* A party-in-interest to the Plan as defined by ERISA

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LANDS' END, INC. RETIREMENT PLAN

By: LANDS' END, INC. RETIREMENT PLAN COMMITTEE

By: Kelly Ritchie

Kelly Ritchie
Member of Plan Committee and
Senior Vice President, Employee Services,
of Lands' End, Inc.

Date: June 25, 2004

EXHIBIT INDEX

McGladrey & Pullen

Certified Public Accountants

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-102114 of Sears, Roebuck and Co. on Form S-8 of our report dated May 26, 2004 on the financial statements of Lands' End, Inc. Retirement Plan as of December 31, 2003 and 2002 and for the years then ended, appearing in this Annual Report on Form 11-K.

McGladrey & Pullen, LLP

Madison, Wisconsin
June 25, 2004